11015181

SECURITIES A

Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8 – 66510

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

M N D PARTNERS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

PEAK6 INVESTMENTS – 141 Jackson Blvd., - Suite 500

CHICAGO,	**ILLINOIS**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP GRIGUS **(312) 444 - 8661**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *NEIL CATANIA,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *M N D PARTNERS, INC., as of DECEMBER 31, 2010,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHARLES W KING
Notary Public, State of New York
Registration #01KI4966231
Qualified In New York County
Commission Expires July 24, 2014

X ____________________
Signature

CEO
Title

ON this 14TH DAY Jan 2011

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MND PARTNERS, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

CONFIDENTIAL

MND PARTNERS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
MND Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of **MND Partners, Inc.** as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MND Partners, Inc.** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2011

MND PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 4,144,040
Due from broker	100,128
Commissions receivable	1,110,103
Prepaid expense	60,702
Organization expense - net of accumulated amortization of $5,300 (Note 2(e))	-
Total assets	$ 5,414,973
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Related party payable (Note7)	847,644
Accrued compensation	299,492
Accounts payable and accrued expenses	1,490,310
Total liabilities	2,637,446
Commitments and Contingencies (Note 6)	
Stockholders' equity (Note 8)	
Common stock, no par value, 200 shares authorized, 15 shares issued and outstanding.	75,000
Additional paid-in capital	425,000
Retained earnings	2,277,527
Total stockholders' equity	2,777,527
Total liabilities and stockholders' equity	$ 5,414,973

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$8,344,755
Trading P&L	537,257
Total revenues	8,882,012
Expenses:	
Employee compensation and related payroll taxes	5,273,781
Exchange fees and dues	404,609
Clearance	378,023
Management fees	665,893
Telephone and internet	433,355
Meals, entertainment and auto	181,852
Insurance	188,912
Consulting fees from affiliates	280,954
Professional and consulting fees	77,091
Quotation	206,403
Other	315,558
Total expenses	8,406,431
Net income before provision for income taxes	$ 475,581
Provision for income taxes	275,000
Net income	$ 200,581

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings/Capital	Total Stockholders' Equity
Balances - beginning of year	$ 75,000	$ 425,000	$ 76,946	$ 576,946
Stockholder contribution			2,000,000	2,000,000
Stockholder distributions			-	-
Net income	-	-	200,581	200,581
Balances - end of year	$ 75,000	$ 425,000	$ 2,277,527	$ 2,777,527

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

N

O

N

E

The accompanying notes are an integral part of these statements

MND PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 200,581
Adjustments to reconcile net income to cash used in operating activities:	
Amortization	4,428
Changes in assets and liabilities	
Increase in due from clearing broker	(128)
Increase in commissions receivable	(356,347)
Increase in other assets	(44,443)
Increase in accounts payable and accrued expenses	971,822
Net cash provided by operating activities	775,913
Cash flows (used) in financing activities	
Related party payable	598,398
Contribution by stockholder	2,000,000
Net cash (used) in financing activities	2,598,398
Net increase in cash	3,374,311
Cash and cash equivalents - beginning of the year	769,729
Cash and cash equivalents - end of the year	$ 4,144,040
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ 311,540

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 - Nature of Business

MND Partners, Inc., (The "Company") is a New York State corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of PEAK6 Investments, L.P. ("The Member").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 - Summary of Significant Accounting Policies (*continued*)

e) ***Property and Equipment, Net of Accumulated Depreciation and Amortization***
Property and equipment consists of computer equipment, software, furniture, and leasehold improvements, which are all recorded at cost, less accumulated depreciation and amortization. Computer equipment, software, and furniture are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2010 and February 23, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Income Taxes

Provisions for federal, state, and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax /provision for the year ended December 31, 2010 consists of the following:

	Current	Deferred	Total
Federal	$170,000	$-0-	$170,000
State and Local	105,000	-0-	105,000
	$275,000	$-0-	$275,000

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows:

Expected income tax expense at U.S. statutory tax rate	$188,000
The effect of:	
Nondeductible expenses	14,000
Increase due to state and local taxes, net of U.S. federal income tax effect	73,000
	$275,000

Note 4- Profit Sharing Plan

The Company is a sponsor of a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue code covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement. The Company's discretionary contributions to the Plan for the

Note 4- Profit Sharing Plan (continued)

year ended December 31, 2010, were $26,075 and are included in compensation and benefits expense in the statement of income. The Company's liability to the plan for the year ended December 31, 2010 was $26,075.

Note 5 - Recently Adopted Accounting Standards

On July 1, 2009, the Company adopted the FASB Accounting Standards Codification ("ASC"). The ASC does not alter current U.S. GAAP, but rather integrated existing accounting standards with other authoritative guidance. The ASC provides a single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. The adoption of the ASC did not have any effect on our results of operations or financial position. All prior references to U.S. GAAP have been revised to conform to the ASC. Updates to the ASC are issued in the form of Accounting Standards Updates ("ASU").

The Company adopted the provisions of ASC 740-10 (FASB Interpretation No. 48, or "FIN 48"), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109 on January 1, 2009. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. ASC 740-10 is to be applied to all open tax years as of the effective date. This standard previously was required for fiscal years beginning after December 15, 2007; however, on November 15, 2008, the FASB announced the deferral of the effective date for certain nonpublic enterprises, such as the Company, until the annual financial statements for fiscal years beginning after December 15, 2008. The adoption did not require the Company to recognize any increase or decrease in our liability for unrecognized tax benefits.

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, Income Taxes (Topic 740); Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. The Update provides implementation guidance on accounting for uncertainty in income taxes, and amends the current disclosure requirements for nonpublic entities. The Update is effective for interim and annual periods ending after September 15, 2009; the Company does not believe this will have a significant impact on the financial statements.

Effective April 1, 2009, the Company adopted ASC 855-10, Subsequent Events (SFAS 165). ASC 855-10 establishes general standards of accounting for and

Note 5 - Recently Adopted Accounting Standards (continued)

disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company's consolidated financial statements.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 7 - Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company incurs all direct costs paid by the Member on its behalf. Indirect costs of $280,954 consist of technology, accounting and back office, management, and administrative services and are included on the statement of income as consulting fees from affiliates. At December 31, 2010, $847,644 of total costs remains payable to the Member.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $2,618,756, which was $2,445,400 in excess of its required net capital of $173,350. The Company's net capital ratio was 99.30%.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

MND PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2010

Credit Factors		
Stockholders' equity		$2,777,527
Total credit factors		2,777,527
Debit Factors		
Commissions receivable		98,067
Other assets		60,702
Total debit factors		158,769
Net Capital		2,618,758
Less minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $5,000		173,356
Remainder: Capital in excess of all requirements		$2,445,402
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	2,600,342	
Divided by: Net capital	2,618,758 = 99.30%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$1,453,206
Intercompany		847,644
Accrued compensation		299,492
		$2,600,342

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudtied Part IIA FOCUS Report as of December, 21 2010.

The accompanying notes are an integral part of this statement.

MND PARTNERS, INC.
OTHER INFORMATION
DECEMBER 31, 2010

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company is subject to the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2010.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
MND Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 34th Floor
New York, NY 10005

Gentlemen:
In planning and performing our audit of the financial statements of **MND Partners, Inc.** as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

Further, that no material differences existed between our computations and your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing.

This report recognizes that it is not practical in an organization the size of **MND Partners, Inc.** to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2011

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MND PARTNERS, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

CONFIDENTIAL